

07023722


RWE

January to March

Report on the first quarter of 2007

- Group operating result up 35%
- €8 billion in pension obligations externalized
- Positive outlook for the full 2007 fiscal year confirmed

At a glance

RWE Group—Key Figures		Jan-Mar 2007	Jan-Mar 2006[1]	+/- in %	Jan-Dec 2006
Electricity sales	billion kWh	84.4	85.2	-0.9	312.1
Gas sales	billion kWh	120.9	147.8	-18.2	360.9
External revenue	€ million	13,359	13,236	0.9	44,256
Germany	€ million	7,881	7,440	5.9	26,607
Outside Germany	€ million	5,478	5,796	-5.5	17,649
EBITDA	€ million	3,216	2,500	28.6	7,861
Operating result	€ million	2,816	2,092	34.6	6,106
Income from continuing operations before tax	€ million	2,532	1,501	68.7	3,657
Net income	€ million	1,570	1,048	49.8	3,847
Earnings per share	€	2.79	1.86	50.0	6.84
Cash flows from operating activities	€ million	908	1,335	-32.0	6,783
Capital expenditure	€ million	679	730	-7.0	4,728
Property, plant and equipment	€ million	661	720	-8.2	4,494
Financial assets	€ million	18	10	80.0	234
Free cash flow[2]	€ million	247	615	-59.8	2,289
		03/31/07	12/31/06		
Net financial debt	€ million	2,358	-4,720	150.0	
Net debt[3]	€ million	6,202	6,864	-9.6	
Workforce[4]		69,443	68,534	1.3	

1 Figures partially adjusted; see commentary on page 12.
2 Cash flows from operating activities minus capital expenditure on property, plant and equipment.
3 Net financial debt/assets plus provisions for pensions and similar obligations.
4 Converted to full-time positions.

»Our business performance remains positive. But political risks are increasing.«

Dear Investors,

The new fiscal year got off to a successful start. The key figures for the first quarter showed a considerable improvement over the same quarter last year:

- The operating result increased by 35%. We achieved the strongest contribution in the RWE Power Division, where we generated higher income above all from the Trading business. Our UK subsidiary RWE npower recorded an above-average improvement in its operating result. In contrast, the earnings contribution from RWE Energy decreased, as a result of German grid regulation.

- Net income rose by 50%. Besides the positive operating performance, this was predominantly due to an improvement in the financial result.

- Net debt was reduced to €6.2 billion—10% lower than at the end of 2006.

However, the encouraging operating performance is contrasted by increasing political burdens. We have already informed you in detail of the effects of German grid regulation. Countermeasures to reduce costs have been initiated. In addition, as of next year, we will have to buy many more CO_2 emissions certificates for our power plants than in the past. The German government's plans to impose stricter antitrust legislation are also a concern to us. They would have further adverse effects on the economic conditions surrounding the urgently needed investments in power plants in Germany.

Nevertheless, we are confident about the year underway and confirm the outlook we gave you in our 2006 annual report. Therefore, we anticipate to be able to pay an attractive dividend also for 2007.

Sincerely yours,
Essen, May 2007



Harry Roels
CEO of RWE AG

RWE common shares underperform the market in the first quarter

Performance of RWE shares compared with the DAX 30 and the Dow Jones STOXX Utilities Indices
in %


15
10
5
0
-5
-10
-15
12/31/06
03/31/07
05/11/07
— RWE common share
- - RWE preferred share
— Dow Jones STOXX Utilities
-- DAX 30

The stock markets' upward trend lost some momentum in the first quarter of 2007. Germany's lead index, the DAX 30, rose by 5%. It closed at 6,917 points at the end of March 2007. The index of the most important shares in the Eurozone, the Dow Jones Euro STOXX 50, posted a gain of just 1%. The rise in acquisition activity demonstrated by major companies and strengthening economic optimism led to speculation about share prices. Dampening effects were felt from the crisis on the US mortgage market, the interest rate increase imposed by the European Central Bank, and the US economy's slowing growth. At the end of February, the DAX closed above the 7,000-point mark for the first time since November 2000. After the end of the period under review, share prices regained some momentum. On May 11, the deadline for this report, the DAX closed trading at 7,479 points.

RWE shares lagged the market's performance. In the first three months of 2007, the price of RWE common shares declined by 5% to €79.19. Conversely, RWE preferred shares were up 3% to €74.35. RWE shares underperformed the DAX and the European Dow Jones STOXX Utilities sector index, primarily due to concerns about political decisions relating to the future regulation of Germany's energy market. The German government intends to introduce stricter framework conditions for the second CO_2 emissions trading period (2008–2012) and make competition law more stringent, to the detriment of utilities. RWE shares performed somewhat better after the end of the period being reviewed. On May 11, RWE common and preferred shares were listed at €82.70 and €76.96, respectively.


Development of RWE's five-year credit default swap (CDS) compared with the CDS index iTraxx Europe
in basis points
30
20
10
0
RWE
iTraxx Europe
12/31/06
03/31/07
05/11/07

Bond markets were affected by the collapse of a major part of the US mortgage market. This led to widespread uncertainty. RWE bonds temporarily traded with increased interest-rate spreads. These spreads declined again in April, as the market calmed down. Furthermore, RWE benefited from the fact that its financial position remained robust. Prices for hedging RWE's credit risks via credit default swaps (CDSs) have been fallen since the beginning of the year. On May 11, they were at ten basis points, versus 15 basis points at the beginning of the year. The European CDS index iTraxx Europe, which is made up of the CDS prices of 125 major European companies, has only declined since the beginning of April, predominantly owing to the optimistic economic outlook.

€2.2 billion in bonds come due in the 2007 financial year. By the end of March, we had redeemed €0.2 billion of these bonds using existing funds.

Economic environment

Economic upturn on RWE core markets continues

The global economy maintained its upward trend during the first quarter of 2007. However, growth slowed marginally due to the weaker US economy.

- In the first quarter of 2007, the Eurozone's gross domestic product (GDP) was an estimated 2.8 % up on the same period last year. Investing activity against the backdrop of increasing capacity utilization and good order intake was the economy's driving force. Private consumption also posted a rise, aided by increasing employment.

- German GDP growth was an estimated 2.8 %. The dampening effects of the value-added tax increase which took effect at the start of the year were overweighed by the economy's general dynamism. German companies' improved competitiveness was the basis for the rise in production. The good order situation and the improved earning power displayed by companies brought increased investment in their wake. Exports also spurred the economy.

- In the UK, real GDP grew by 3 %. Companies also stepped up investment, owing to their good level of incoming orders and corporate earnings. Furthermore, the positive development in disposable income and the persistently low level of unemployment buoyed consumption.

- The economies of EU countries in Central Eastern Europe maintained their strong momentum. Rising employment and increasing discretionary income drove up consumption in these regions. Exports and fixed investment also contributed to the upturn. One exception is Hungary, where measures for restructuring the state budget dampened both private consumption and corporate spending.

- In the US, the general economic climate was clouded above all by declining prices on the real estate market. GDP was only up about 2 % year on year. Growth was slowed by the construction sector, the development of fixed investment, and the tighter fiscal policy. Private consumption continued to spur the economy, as it has not yet been impacted by declining real estate prices.

However, the aforementioned economic developments in our core markets had a limited impact on our organic business trend. Energy consumption generally shows relatively small reactions to changes in GDP. Economic dynamism is primarily reflected in demand from industrial enterprises. Household energy consumption predominantly depends on the weather.

Mild weather reduces electricity and gas consumption

In the first quarter of 2007, energy consumption in our core markets was significantly down on the same period last year. This was largely due to temperatures, which were higher than usual in the first few months of the year and exceeded the long-term average throughout Europe. High energy prices also dampened demand. The cyclically-induced rise in industrial consumption only partially compensated for this.

In Germany, demand for electricity was down about 1% in the first quarter. This was due to the weather-driven reduction in the need for electricity for heating purposes. Expanding industrial output had a counteracting effect. Gas consumption was some 25% lower than in the same quarter last year. The decreased need for heating had a much stronger impact on the gas business.

In the UK, electricity consumption fell by approximately 5%. As in the German market, the reduced need for electricity for heating purposes had an effect. The economic trend did little to stimulate demand. UK gas consumption in the first quarter was an estimated 4% lower year on year. Demand from household customers experienced an especially significant decline, owing to the weather. Conversely, gas purchases by UK energy companies were up, because they increased the use of gas-fired power plants due to the decline in wholesale gas prices.

Milder-than-average weather in our Central Eastern European markets also resulted in substantial declines in demand. Initial estimates have electricity consumption in Hungary, Slovakia and Poland decreasing by up to 5%. Gas usage dropped even more. In the first quarter of 2007, consumption in the Czech Republic was 26% down on the level witnessed in the same quarter in 2006.

Oil prices return to high levels at the end of the quarter

Crude oil prices posted significant gains, following the lows recorded at the beginning of the year. The price for a barrel of Brent, which had dropped to US$52 in January, achieved a high of around US$69 in April 2007. In the first quarter of the financial year underway, a barrel of Brent cost an average of US$57. However, it remained 8% below the figure for the first quarter of 2006 (US$62) and 12% below the average for 2006 as a whole (US$65). This was due to the unusually high temperatures in the winter, causing oil and gas consumption to drop, which, in turn, made crude oil reserves rise to a record high—above all in the US. The conflict between the US and Iran intensified over the remaining course of the first quarter. Fears of potential bottlenecks in the supply of oil from Arab regions resulted in a rise in prices. Additional factors behind the increase were the late onset of winter in the US and capacity bottlenecks at US refineries.

Substantial rise in gas prices

In Continental Europe, gas prices generally track oil prices with a lag of several months. Gas import prices in the first quarter of 2007 were slightly higher year on year. German end customer prices were still affected by the significant increase in import prices in 2006. They rose by an average of 9% for households, and those for industrial customers advanced by 15% year on year. In the Czech Republic, an independent regulator is responsible for setting gas tariffs. The regulatory authority largely looks to prices quoted on the world's oil markets and major exchange rates when setting prices. Tariffs charged to Czech household customers were an average of 10% lower than in the first quarter of 2006.

On the UK gas spot market, prices decreased considerably due to the low demand caused by the weather and the commissioning of new pipelines for imports. Therefore, prices for industrial enterprises and major commercial customers were down on the level recorded in the first quarter of 2006. Prices in this customer segment generally react to developments on the wholesale market faster than those for households and small commercial enterprises, which paid an average of 34% more year on year. However, the two latter customer groups will start benefiting from the decline in wholesale gas prices in the second quarter of 2007.

Hard coal prices remain high

In the first quarter of 2007, hard coal prices approached the all-time high achieved in 2004. On the Rotterdam spot market, hard coal traded at an average of US$70 per metric ton (including freight and insurance). This is mainly because of the continuously high demand for raw materials in India and China. Furthermore, there was a substantial backlog in sea freight processing in Australia's coal ports. About 15% of the world's open sea fleet for dry cargo has set anchor there—capacity which is currently unavailable to the market. Global demand for shipping capacity continues to be strong, causing average sea freight rates from South Africa to Rotterdam to rise to US$23 per metric ton in the first quarter of 2007. Sea freight rates are at around US$30 at present, which is just shy of the all-time high recorded in 2004. Prices which are relevant for German hard coal are determined by the German Federal Office of Economics and Export Control (BAFA). They track developments on the international market, albeit with a lag of several months. In the fourth quarter of 2006, BAFA prices amounted to about €63 per metric ton of hard coal equivalent. A similar figure is expected for the first quarter of 2007.

CO_2 emissions trading: significant difference between 2007 and 2008 certificate prices

The collapse in prices for CO_2 certificates for 2007, which had become apparent at the end of 2006, continued. Since the beginning of April, prices for certificates have been below €1 per metric ton of CO_2. Participants in the emissions trading system now assume that companies will have enough certificates at their disposal in the first trading period (2005-2007). This assumption was confirmed at the beginning of April when the 2006 emissions balances of numerous EU member states were published. In contrast, market

participants expect that there will be a shortage of certificates in the second trading period (2008-2012). This is reflected in the price of emissions certificates for 2008, which traded at an average of €15 in the first quarter. Prices can differ in this manner because emissions certificates cannot be transferred from the first to the second emissions trading period.

Development of CO_2 certificate prices in the European emissions trading system
€/metric ton of CO_2


40
30
20
10
0
01/01/05
12/31/05
12/31/06
05/11/07
Certificates for 2007
Certificates for 2008
Source: RWE Trading.

Electricity forward prices remain high

Prices for fuel and CO_2 emissions certificates significantly affected the development of prices on Europe's electricity exchanges. In addition, the mild winter dampened prices in spot trading. However, market participants expect that available power generation capacity will become increasingly scarce over the long term. This had a stabilizing effect on forward prices.

In 2007 first-quarter spot trading at the European Energy Exchange (EEX) in Leipzig, Germany, base-load contracts were traded at an average of €30 per megawatt hour (MWh). This represents a decrease of 54% compared to the same period in 2006. Prices of peak-load electricity dropped by 55% to €41. Forward contracts traded at prices marginally below the high level recorded in the first quarter of 2006. In the period under review, prices for base-load electricity forward contracts for delivery in 2008 averaged €53 per MWh. A corresponding contract cost €55 in last year's first quarter.

RWE sells almost all of its production forward. The development of prices in prior years for forward contracts for delivery in 2007 was thus the main determinant of earnings in the period being reviewed. In the 2005 and 2006 trading years, the average German market price per MWh of base-load power for 2007 was €47. By comparison, in the two preceding years, forward contracts for delivery in 2006 traded at an average of €38 per MWh. Thus, the forward contracts for delivery in 2007 cost 24% more than those for 2006.


Development of wholesale electricity spot prices in Germany
€/MWh
140
120
100
80
60
40
20
0
— Peak load
— Base load
Average monthly figures.
Source: European Energy Exchange (EEX), Leipzig, Germany.
Year traded: 2005
Year traded: 2006
Year traded: 2007


Development of one year forward wholesale electricity prices in Germany
€/MWh
Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
Year traded: 2005
Year traded: 2006
Year traded: 2007

In the first quarter, electricity prices for German end customers displayed divergent developments. Due to the trend on the wholesale market, prices charged to industrial customers declined by 5% on average. Conversely, tariffs for households and small commercial enterprises rose by 4%, since they reflect the change in wholesale prices with a lag. The additional burden resulting from the increase in the value-added tax from 16% to 19% was passed through to customers.

Electricity prices in the UK experienced an especially substantial drop. They hovered around German levels in the first quarter. Spot prices averaged £22 (€33) per MWh of base-load power, and £27 (€41) for peak-load power. This represents a decrease of 62% and 63%, respectively, compared with the same period in 2006. Low gas prices were a decisive factor, as were the mild weather and declining emissions certificate prices. In the UK, gas-fired power plants play a much more significant role in the formation of electricity prices than in most countries in Continental Europe. The supply situation on the UK gas market recently improved considerably, in part due to the commissioning of new pipelines for imports from Norway and the Netherlands. Declining gas and CO_2 prices also had an impact on the electricity forward market. In the first quarter of 2007, forward purchases of base-load power for 2008 cost an average of £36 (€53) per MWh. This is a third less than the price of a comparable contract in the same period last year.


Development of wholesale electricity spot prices in the UK
£/MWh
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007


Development of one year forward wholesale electricity prices in the UK
£/MWh
— Peak load
— Base load
Average monthly figures.
Source: RWE Trading.
Forward for delivery in 2006
Forward for delivery in 2007
Forward for delivery in 2008
100
80
60
40
20
0
Year traded: 2005
Year traded: 2006
Year traded: 2007

RWE sells most of the production from its UK power stations forward, in common with the policy it pursues in Germany. Earnings achieved in the period under review thus depended on the development of the price of 2007 forwards in prior years. In the 2005 and 2006 trading years, it averaged £45 (€66) per MWh of base-load electricity on the UK market. Compared to the corresponding figure for 2006 forwards (£35 or €52), this represents an increase of 27%.

As in Germany, only industrial and commercial customers have been able to benefit from the downward trend in UK electricity wholesale prices so far. Power purchases were cheaper for them year on year. In contrast, electricity bills paid by households and small commercial customers were 22% higher than in the same period in 2006. This is due to the aforementioned delay in adjusting prices to developments on the wholesale market. For these customer groups, the decisive factor was the extremely high power procurement costs borne by energy companies in 2006.

Electricity prices for end customers in Central Eastern European markets displayed varied developments compared with last year's first quarter. Prices for household customers were up 15% in Hungary and 6% in Slovakia. In contrast, prices in Poland declined marginally.

Major events

In the period under review

Appeal against German Federal Cartel Office decision on Saar Ferngas

The German Federal Cartel Office rejected our acquisition of Saar Ferngas AG on March 15, 2007. We filed an appeal with the Düsseldorf Higher Regional Court against this ruling. Thus, RWE is making use of its right to request that a court review the Federal Cartel Office's decision. We made a strong point of explaining to the Federal Cartel Office that our share of the German gas business means that we do not hold a dominant position in the German gas sector. A takeover of Saar Ferngas would not change this. We made far-reaching offers of compensation to ensure that the competitive landscape in the regional markets concerned would not deteriorate.

German Federal Cartel Office approves eprimo takeover

On March 19, 2007, RWE Energy received the go-ahead from the German Federal Cartel Office for the acquisition of the sales company eprimo. The company markets its products through an innovative web-based business model and currently supplies electricity to more than 140,000 residential and business customers. It generated annual revenues of €112 million in fiscal 2006. Until the takeover by RWE, eprimo was owned by Überlandwerk Groß-Gerau GmbH, in which Stadtwerke Mainz and RWE Energy each have a 50% stake. With eprimo, RWE Energy intends to expand its sales activities, in order to be able to offer its products to all German customers. eprimo is designed to complement the traditional offerings of RWE's regional companies, which distinguish themselves by being close to their local customers and providing personal advice.

RWE Energy sells Dutch gas grid companies

RWE Energy expects to transfer its Dutch gas grid companies Obragas Net and Netbeheer Haarlemmermeer to the City of Eindhoven in the second quarter of this year. The sales agreement was signed on March 23, 2007. The approximate transaction value is €400 million. Dutch legislation prohibits an expansion of RWE's grid activities. Therefore, in the Netherlands, we will focus on strengthening our sales operations and on power generation. The sale of our Dutch grid activities will reduce our annual revenue by about €50 million.

Approximately €8 billion in pension liabilities externalized

Effective March 30, 2007, we started funding some of our pension obligations externally. For this purpose, we transferred about €8 billion to RWE Pensionstreuhand e.V. via a contractual trust arrangement (CTA) and offset this sum against the corresponding pension obligations. The funds are earmarked for the financing of pension commitments and may not be used for any other purpose. Net debt will be unaffected by this transaction, since it includes pension obligations.

After the period under review

German Federal Cabinet reaches decision on National Allocation Plan for 2008 to 2012, the German Act Against Restraint of Competition, and new power plant grid connection directive

On April 18, 2007, the German Federal Cabinet decided to modify the allocation of emissions allowances for existing and new plants by introducing a benchmark system from 2008 onwards. The new system envisions using fuel-dependent standard emission values for coal and gas according to the best available technology. The plants' average annual capacity utilization from 2000 to 2005 will serve as a basis for allocating emissions allowances to existing plants. For new plants, the allocations will be made using standard capacity utilization values. No separate benchmark for lignite-fired power plants is envisioned. However, the standard capacity utilization parameters applied for new lignite plants are 10% higher than for hard coal and gas. Plant operators may also meet their emissions targets with certificates acquired through climate protection projects outside Germany within the scope of the Clean Development Mechanism (CDM) and Joint Implementation (JI). The German government plans to limit the use of JI and CDM-sourced certificates to 20% of a plant's allocation. On April 25, Germany's Federal Cabinet passed a bill supplementing the German Act Against Restraint of Competition (GWB). Among other things, this will enable the state to exercise increased control over energy prices. The bill also envisions the reversal of the burden of proof, especially for the energy industry. In the future, it will be up to the utilities to prove the appropriateness of their prices. At present, it is up to the Federal Cartel Office to prove market abuse. We are firmly opposed to the bill. It goes against the EU's requirement to allow prices in the European energy sector to be determined according to the principles of the free market. Ultimately, this could isolate the German market and jeopardize much needed investment in German power plants. On April 25, 2007, the German government decided on a draft for a new directive for connecting new German power plants to the grid. It envisions non-discriminatory access to grids for all power stations based on clear procedural steps. Furthermore, the draft includes provisions for giving new power plants that go online by 2012 preferred access over older ones in the event that transmission grid bottlenecks arise. We oppose discriminating against existing plants in this manner, because we believe it distorts competition.

Further progress in preparation for the planned sale of American Water

We were granted approval for the IPO of American Water by the regulatory commissions of the US states of Kentucky and California, in April and May, respectively. We have thus received the go-ahead from nine of 13 US states. Our goal remains to sell the majority of American Water by the end of the year. The timing will depend on the market environment, further progress made in the regulatory approval procedure, the implementation of requirements in the Sarbanes-Oxley Act, and the SEC approval process.

EU Competition Commission conducts market abuse proceedings

The EU Commission instigated market-abuse proceedings against RWE at the beginning of May. It suspects access to gas transmission systems has been unjustifiably obstructed in order to safeguard the alleged market-leading position of RWE as a gas supplier. The accusation is being levelled at RWE Gas Transportnetz in particular. The commission makes express reference to the fact that instigation of legal proceedings does not mean that the commission has conclusive proof of any wrongdoing.

Notes on reporting

We brought our reporting in line with the changes made to our Group structure. This affects reporting on the first quarter of 2007 and the outlook for the full year.

- We currently expect to be able to sell the majority of American Water by the end of the year. This would have an impact on the financial statements for fiscal 2007. In line with the approach taken with Thames Water, we would report American Water, including the result from the deconsolidation, in the consolidated income statement under "Discontinued operations." Therefore, figures for the US water utility would no longer be included in revenue, EBITDA, the operating result, the non-operating result, the financial result, or taxes on income. Prior-year figures would be adjusted accordingly, in compliance with IFRS. However, American Water would still be recognized in the cash flow statement and capital expenditure according to IFRS. None of the above has an effect on the first quarter. In this reporting period, we still assign American Water to the "Water Division."

  We adjusted figures for the first quarter of 2006 since we sold Thames Water at the end of 2006. In line with the methodology applied in the consolidated financial statements for fiscal 2006, we now state the divested water activities under "Discontinued operations."

- As of January 1, 2007, we assigned the newly established RWE Gas Midstream to RWE Energy under "Other, consolidation." RWE Gas Midstream is responsible for the commercial optimization of our non-regulated gas activities. This includes procurement, transport and storage contracts as well as the liquefied natural gas (LNG) business.

- We made the following changes to the reporting of RWE Energy's business units with retroactive effect as of January 1, 2006. The new reporting item "Supraregional operations" was introduced. It mainly includes the former reporting item "Electricity & Gas Transmission" and the activities of RWE Thyssengas and RWE Aqua which used to be stated under "Other, consolidation." RWE Transgas (without Transgas Net) was assigned to the reporting item "International regions." We now report RWE Solutions, which we deconsolidated in the third quarter of 2006, under "Other, consolidation."

Business performance

Electricity production January – March Billion kWh	RWE Power[1]		RWE npower		RWE Group[2]	
	2007	2006	2007	2006	2007	2006
In-house generation	45.4	51.9	9.3	9.8	55.6	62.5
Lignite	19.8	19.7	-	-	19.8	19.7
Nuclear	8.4	13.9	-	-	8.4	13.9
Hard coal	13.7	14.4	4.9	6.3	18.8	20.9
Gas	2.0	2.7	4.1	2.8	6.6	5.8
Hydro, oil, other	1.5	1.2	0.3	0.7	2.0	2.2
Electricity purchased from third parties	-	-	6.3[3]	6.8[3]	33.7	27.5
Total	**45.4**	**51.9**	**15.6**	**16.6**	**89.3**	**90.0**

1 Figures for RWE Power include electricity procured from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. In the first quarter of 2007, they break down into 8.8 billion kWh (hard coal) and 0.7 billion kWh (hydro, oil, other).
2 Including generation and electricity purchases of RWE Energy's regional companies.
3 Electricity purchased by RWE npower largely via RWE Trading.

Power generation down 11%

In the first quarter of the year, the RWE Group produced 55.6 billion kilowatt hours (kWh) of electricity—11% less than in the same period in 2006. In-house generation and power purchases combined for 89.3 billion kWh in total electricity production. This roughly corresponds to the volume achieved in the first quarter of 2006.

RWE Power generated 45.4 billion kWh of electricity, accounting for 82% of the RWE Group's total in-house production. This includes electricity generated from power plants not owned by RWE that we can deploy at our discretion on the basis of long-term agreements. RWE Power produced about 13% less electricity than in the same quarter in 2006. This is primarily due to unplanned outages at both the nuclear power plant blocks at our site in Biblis, Germany. Furthermore, lower electricity margins resulted in a decrease in the use of our hard coal and gas-fired power plants. Conversely, power generation from lignite roughly matched the level achieved in the corresponding period last year.

RWE npower generated 9.3 billion kWh of electricity—down 5% year on year. We increased the use of our gas-fired power plants and generated less electricity from hard coal, due to the drop in gas procurement costs in the UK.

RWE Energy made a small contribution of 0.9 billion kWh to total power produced. This output is largely attributable to German regional companies.

Power purchases advanced by 6.2 billion kWh to 33.7 billion kWh, partially because other power producers fed far more electricity into RWE Energy's grid, in line with the German Renewable Energy Act.

Gas production rises marginally, oil production drops

In the period under review, RWE Dea, our upstream company, produced 836 million m^3 of gas. This figure was 2% up year on year. One contributing factor was that we commenced production in two gas fields in the UK North Sea in September 2006 and February 2007. In contrast, German production was down since demand for gas declined for weather-related reasons. Oil production fell 34% to 782,000 m^3. This reflected the sale of our stake in KazGerMunai in Kazakhstan in July 2006. Another factor was that shares in oil production from the Snorre oilfield in Norway held by consortium partners were redetermined in accordance with the contract. This decreased our share of production. We have to refund all the past excess production allocations by the end of 2008. In addition, there was a natural reduction in oil production in Egypt, Dubai and Denmark in line with the gradual depletion of existing reserves.

Electricity sales nearly match year-earlier first quarter

In the first quarter of 2007, we sold 84.4 billion kWh of electricity to external customers. This is roughly on par with the year-earlier level. Electricity sales are typically somewhat lower than the amount of power generated. This is due to grid losses as well as our in-house consumption by lignite production and pumped-storage power plants.

External electricity sales volume January – March Billion kWh	RWE Power		RWE Energy		RWE npower		RWE Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Private and commercial customers	0.1	0.2	11.0	11.7	6.4	6.7	17.6	18.6
Industrial and corporate customers	-	0.6	15.8	14.5	8.3	9.0	24.1	24.1
Distributors	3.7	3.8	20.3	16.3	-	-	24.0	20.1
Electricity trading	18.7	22.4	-	-	-	-	18.7	22.4
Total	**22.5**	**27.0**	**47.1**	**42.5**	**14.7**	**15.7**	**84.4**	**85.2**

External power sales generated by RWE Power totalled 22.5 billion kWh. Of this amount, 18.7 billion kWh of electricity sales is allocable to sales of in-house power production on the wholesale market via RWE Trading. They do not include sales from trading with purchased electricity. The 17% decline in electricity sold is primarily due to the unplanned outages at both our nuclear power plant blocks in Biblis, Germany, and the decreased use of our hard coal and gas-fired power plants.

RWE Energy increased its electricity sales by 11% to 47.1 billion kWh. This growth was largely the result of higher amounts of electricity fed into our grid by renewable energy producers. New agreements with key accounts also had a positive effect.

RWE npower's electricity sales totalled 14.7 billion kWh and were thus 6% below the high level achieved in the first quarter of 2006. The decline, which was caused by the very mild weather, could not be offset by growth in customer numbers.

External gas sales volume January - March Billion kWh	RWE Power		RWE Energy		RWE npower		RWE Group	
	2007	2006	2007	2006	2007	2006	2007	2006
Private and commercial customers	–	–	27.9	37.2	18.2	18.0	46.1	55.2
Industrial and corporate customers	0.9	0.8	29.8	36.3	3.0	2.7	33.7	39.8
Distributors	5.0	5.3	36.1	47.5	–	–	41.1	52.8
Total	**5.9**	**6.1**	**93.8**	**121.0**	**21.2**	**20.7**	**120.9**	**147.8**

Gas sales volume down 18% year on year due to the weather

The RWE Group sold 120.9 billion kWh of gas in the first three months of 2007. This corresponds to an 18% drop compared with the same period in 2006. The main reason for this was the weather, which was milder than average, causing sales to decline—especially in RWE Energy's sales business.

Gas sales generated by RWE Power largely correspond to the quantities RWE Dea produces and sells to distributors and end customers. This division saw gas sales decrease by 3% to 5.9 billion kWh.

RWE Energy's gas sales were down 22% to 93.8 billion kWh. Temperatures, which were warmer than average in the period under review compared to the very cold weather in the same quarter last year, led to sales declines across customer segments. In addition, RWE Energy sold substantial amounts of power plant gas in the first quarter of 2006.

Conversely, RWE npower expanded its gas sales by 2% to 21.2 billion kWh. Lower sales owing to the mild weather were more than offset by winning new customers.

External revenue € million	Jan-Mar 2007	Jan-Mar 2006	+/- in %	Jan-Dec 2006
RWE Power	1,927	1,817	6.1	6,574
Power Generation[1]	1,547	1,325	16.8	4,855
RWE Dea	380	492	-22.8	1,719
RWE Energy[2]	8,107	8,613	-5.9	27,398
German regions	4,897	5,292	-7.5	16,309
International regions	1,740	2,034	-14.5	5,509
Supraregional operations	1,396	1,009	38.4	4,556
Other, consolidation	74	278	-73.4	1,024
RWE npower	2,932	2,366	23.9	8,485
Water Division	364	421[3]	-13.5	1,702
Other, consolidation	29	19	52.6	97
RWE Group	**13,359**	**13,236[3]**	**0.9**	**44,256**
of which:				
Electricity revenue	7,901	6,695	18.0	25,771
Direct electricity tax	269	272	-1.1	971
Gas revenue	4,175	4,906	-14.9	12,055

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 12.
3 Thames Water and the other water activities sold in 2006 are not included.

Revenue slightly higher year on year

In the first three months of 2007, the RWE Group generated €13.4 billion in external revenue. This was about 1% more than in the same period in 2006. RWE Power and RWE npower benefited from the higher electricity prices realized from forward contracts concluded in the preceding years. The rise in customer figures also had a positive impact on sales, while the mild weather had a negative effect—especially on gas sales. €270 million in revenue was lost due to the deconsolidation of RWE Solutions. Changes in currency exchange rates did not have a material impact. In the first quarter, the average dollar-to-euro exchange rate fell to US$1.32/€, compared with the US$1.20/€ seen in the same period last year. Sterling gained ground, rising from £0.69/€ to £0.67/€ on average. In organic terms, i.e. net of consolidation and currency effects, revenue grew by 3%.

The following is an overview of the development of revenue by division:

External revenue posted by RWE Power increased by 6% to €1,927 million. Revenue generated by our Power Generation Business Unit (including RWE Trading) rose by 17%. This was because we benefited from higher electricity wholesale prices. External revenue recorded by the RWE Dea Business Unit was 23% down year on year, above all due to the decline in oil production. The decrease in gas prices also had a negative effect.

External revenue generated by RWE Energy fell by 6% to €8,107 million. Gas revenue experienced a drop of 26% to € 3,089 million. This was primarily due to weather-driven declines in sales. Conversely, at € 4,758 million, the division's electricity revenue advanced 15% year on year. This was largely because we passed the higher procurement costs through to our industrial and corporate customers. Furthermore, some German regional companies lifted general tariffs for households and small commercial enterprises as of January 1, 2007. Additional revenue was also achieved from passing on higher amounts of electricity fed into our grids in accordance with the German Renewable Energy Act (EEG).

The RWE npower Division grew revenue by 24% to €2,932 million. Electricity revenue improved from €1,641 million to €1,946 million, and gas revenue increased from €629 million to €859 million. Our UK energy company lifted electricity and gas tariffs as of April 1 and October 1, 2006 to reflect rising procurement costs. Moreover, sales were up as a result of acquiring new customers. Sales shortfalls in the gas business caused by high temperatures had a counteracting effect.

The external revenue of the Water Division was down 14% to €364 million. The decline is primarily due to currency and consolidation effects. On an adjusted basis revenue increased by 2%. The increase was a result of rate cases and higher demand.

EBITDA € million	Jan-Mar 2007	Jan-Mar 2006	+/- in %	Jan-Dec 2006
RWE Power	1,697	1,207	40.6	3,372
Power Generation[1]	1,463	931	57.1	2,574
RWE Dea	234	276	-15.2	798
RWE Energy[2]	1,115	1,143	-2.4	3,177
German regions	623	740	-15.8	1,856
International regions	265	307	-13.7	688
Supraregional operations	263	239	10.0	864
Other, consolidation	-36	-143	74.8	-231
RWE npower	303	65	366.2	658
Water Division	124	150[3]	-17.3	689
Other, consolidation	-23	-65	64.6	-35
RWE Group	**3,216**	**2,500[3]**	**28.6**	**7,861**

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 12.
3 Thames Water and the other water activities sold in 2006 are not included.

Operating result € million	Jan-Mar 2007	Jan-Mar 2006	+/- in %	Jan-Dec 2006
RWE Power	1,544	1,029	50.0	2,744
Power Generation[1]	1,361	824	65.2	2,132
RWE Dea	183	205	-10.7	612
RWE Energy[2]	981	1,013	-3.2	2,506
German regions	535	664	-19.4	1,427
International regions	239	272	-12.1	583
Supraregional operations	241	223	8.1	714
Other, consolidation	-34	-146	76.7	-218
RWE npower	270	38	610.5	512
Water Division	57	88[3]	-35.2	425
Other, consolidation	-36	-76	52.6	-81
RWE Group	**2,816**	**2,092[3]**	**34.6**	**6,106**

1 Including RWE Trading.
2 Regional structure adjusted; see commentary on page 12.
3 Thames Water and the other water activities sold in 2006 are not included.

Double-digit year-on-year rise in operating result and EBITDA

Our earnings situation improved further. We grew EBITDA by 29% to €3,216 million. The operating result rose 35% to €2,816 million. However, we expect to see lower growth rates for the year as a whole (see the commentary on pages 27 and 28). On balance, consolidation and currency effects only had a minor impact on the development of earnings.

The following is an overview of our operating result by division:

In the first three months of 2007, RWE Power posted an operating result of €1,544 million. This represents a 50% year-on-year rise. The operating result by business unit breaks down as follows:

- Power Generation (including RWE Trading): The operating result recorded by this business unit was boosted by 65%. A major contributing factor were higher prices charged for electricity that we had sold forward in earlier years. This more than offset the decline in sales volumes. Changes in fuel prices did not have a tangible effect. The cost of purchases of CO_2 emissions certificates was €26 million. This is nearly on par with the same quarter last year. The outage of both of the Biblis nuclear power plant's blocks resulted in a charge of approximately €260 million. Costs for staff and power plant maintenance were also up year on year. The earnings contribution made by our gas trading and Continental European electricity trading activities was above average. However, this rise cannot be extrapolated for the full year.

- RWE Dea: Our oil and gas upstream activities closed the period under review with an operating result that was 11% lower year on year. This was mainly a consequence of reduced oil production.

The operating result recorded by RWE Energy dropped by 3%. The impact of German electricity and gas grid regulation compared with the first quarter of 2006 was the main reason for this (approx. -€180 million). Furthermore, sales shortfalls caused by mild weather conditions in the gas business dampened earnings. The following is a breakdown of the operating result by business unit:

- German regions: RWE Energy's regional companies closed the first quarter with an operating result that was 19% lower than in the same quarter in 2006. The adverse effects of German electricity and gas grid regulation were the main reason. Cost-cutting measures currently underway will take full effect at a later point in time.

- International regions: The operating result of our Continental European supply business outside Germany decreased by 12%. The decline is largely owed to our Czech gas operations. Our regional distributors experienced weather-induced earnings shortfalls. RWE Transgas was unable to match the margins achieved in 2006. The company was compensated by the regulator in 2006 for higher-than-anticipated costs in 2005. In addition, 2006 margins were greater than expected. The Czech regulator took this into account by approving reduced prices for the first quarter of 2007.

- Supraregional operations: This business unit increased its operating result by 8%, predominantly due to changes in consolidation. Figures for the same period last year did not yet include the contracting activities transferred from Harpen AG to RWE Energy. At RWE Transportnetz Strom, shortfalls caused by German grid regulation were contrasted by the reduced cost incurred for system services.

The operating result earned by RWE npower rose from €38 million to €270 million. The above-average improvement in the first quarter was mainly driven by power generation. Main drivers were higher realized electricity prices and higher power plant availability compared with the corresponding period last year. In the first quarter of 2006, the operating result was negatively affected by older, low-margin electricity supply agreements, which have expired. In addition, measures to enhance efficiency caused the operating result to rise. Conversely, an adverse effect was felt from the increase in operating costs. The cost of purchasing CO_2 emissions certificates was €36 million, versus the €48 million in the same period last year. The drop is partially due to the reduction in emissions achieved by shifting generation from hard coal to gas-fired power plants. In the end customer business, RWE npower benefited from rising margins and customer acquisitions. In the quarter being reviewed, a positive effect was felt from tariff increases implemented above all in 2006. Furthermore, our electricity and gas purchasing costs decreased slightly. In contrast, staff costs rose. This was due to an increase in customer figures and measures to improve service.

The operating result of the Water Division decreased by 35% to €57 million. After the sale of Thames Water and other international water activities, this division now only includes the activities of our US subsidiary American Water. Significant reasons for the decline were currency and deconsolidation effects. Net of currency and deconsolidation effects, the operating result decreased by 25%. This is due to the increase in the cost of purchased water and higher depreciation due to the increase in the asset base. These charges will be passed on to customers, as American Water is seeking recovery through rate cases.

Net income improved by 50%

Net income is marked predominantly by the good organic performance. Positive effects were also felt from improvements in the non-operating result and the financial result. The reconciliation to net income is shown below:

Non-operating result € million	Jan – Mar 2007	Jan – Mar 2006[1]	+/- € million	Jan – Dec 2006
Capital gains	96	7	89	463
Impairment losses	0	0	0	-6
Restructuring, other	-73	-63	-10	-871
Non-operating result	**23**	**-56**	**79**	**-414**

1 Figures adjusted; see commentary on page 12.

The non-operating result increased by €79 million to €23 million. Its components developed as follows:

- Capital gains advanced by €89 million to €96 million. The main contributing factor was the sale of a 25% stake in rhenag Rheinische Energie AG to RheinEnergie AG.
- No impairment losses were recognized in the period under review.
- The result stated under "Restructuring, other" decreased by €10 million to -€73 million. This was mainly because we amortized RWE npower's customer base (-€83 million; Q1/2006: -€82 million) and recorded income from the change in nuclear provisions (€41 million; Q1/2006: €33 million).

Financial result € million	Jan – Mar 2007	Jan – Mar 2006[1]	+/- in %	Jan – Dec 2006
Interest income	234	460	-49.1	2,102
Interest expenses	-400	-666	39.9	-2,824
Net interest	**-166**	**-206**	**19.4**	**-722**
Interest accretion to non-current provisions	-289	-292	1.0	-1,143
Other financial result	148	-37	–	-170
Financial result	**-307**	**-535**	**42.6**	**-2,035**

1 Figures adjusted; see commentary on page 12.

The financial result improved by €228 million to -€307 million. This is primarily attributable to the other financial result. One positive effect felt here was the deconsolidation of special funds via the new contractual trust arrangement (CTA) (+€155 million). Net interest improved as well. This was due to the decline in net financial debt caused by the sale of Thames Water.

Reconciliation to net income		Jan–Mar 2007	Jan–Mar 2006[1]	+/- in %	Jan–Dec 2006
Operating result	€ million	2,816	2,092	34.6	6,106
Non-operating result	€ million	23	-56	141.1	-414
Financial result	€ million	-307	-535	42.6	-2,035
Income from continuing operations before tax	€ million	**2,532**	**1,501**	**68.7**	**3,657**
Taxes on income	€ million	-871	-487	-78.9	-982
Income from continuing operations	€ million	**1,661**	**1,014**	**63.8**	**2,675**
Income from discontinued operations	€ million	0	100	-100.0	1,338
Income	€ million	**1,661**	**1,114**	**49.1**	**4,013**
Minority interest	€ million	91	66	37.9	166
Net income[2]	€ million	**1,570**	**1,048**	**49.8**	**3,847**
Earnings per share	€	2.79	1.86	50.0	6.84
Effective tax rate	%	34	32	6.3	27

1 Figures adjusted; see commentary on page 12.
2 RWE shareholders' share in net income.

Our continuing operations generated income before tax amounting to €2,532 million. This is 69% more year on year. Our effective tax rate increased by two percentage points to 34%.

Income from continuing operations after tax rose 64% to €1,661 million. We did not have any income from discontinued operations in the period under review. The €100 million we recorded in last year's comparable period represents income after tax generated by Thames Water and the other water activities, which were sold. The minority interest increased from €66 million to €91 million.

Net income generated by the RWE Group amounts to €1,570 million. This represents a 50% rise on the first quarter of 2006. Earnings per share grew from €1.86 to €2.79.

Planned annual efficiency enhancements € million	2007	2008	2009	2010	Total
	100	100	200	200	600

New efficiency-enhancement programme launched

We initiated a new programme to improve efficiency until the end of 2010. Plans include measures to reduce costs and improve revenue, which should gradually grow our annual operating result by a total of €600 million. One of the points of focus is to improve the performance of our regulated German electricity and gas grids. The aim is to at least partially compensate for the effect of the tariff cuts required by the German regulator. In addition, we plan to take comprehensive measures to improve the technical availability of our power plants. This year, we intend to add some €100 million to the operating result through the new programme.

Capital expenditure in the electricity and gas business up 28% year on year

Capital spending in the first quarter of 2007 totalled €679 million. This was 7% less than in the first quarter of 2006. Capital expenditure on property, plant and equipment decreased by 8% to €661 million. The decline is exclusively attributable to the Water Division. The figure for the first quarter of 2006 still includes capital spent by Thames Water. On the whole, we increased capital expenditure by 28% in the other divisions. The major investment project is the construction of a 2,100-MW dual-block lignite-fired power plant with optimized plant technology in Neurath, Germany. Furthermore, we began preparatory work for additional power plant construction projects in Germany and increased capital expenditure on gas production. At RWE npower, the largest project was the retrofitting of the Aberthaw power plant with a flue gas desulphurization unit. Moreover, we stepped up capital spending in order to increase the availability of our UK power stations. Capital expenditure on financial assets amounted to €18 million and was thus of minor significance.

Capital expenditure € million	Jan – Mar 2007	Jan – Mar 2006	+/- € million	Jan – Dec 2006
Capital expenditure on property, plant and equipment[1]				
RWE Power[2]	375	305	70	1,302
RWE Dea	(108)	(90)	(18)	(477)
RWE Energy	91	82	9	1,174
RWE npower	82	46	36	396
Water Division	106	285	-179	1,584
Other, consolidation	7	2	5	38
Total	**661**	**720**	**-59**	**4,494**
Capital expenditure on financial assets				
RWE Power[2]	1	-	1	5
RWE Energy	2	5	-3	287
RWE npower	-	-	-	11
Water Division	-	4	-4	4
Other, consolidation	15	1	14	-73
Total	**18**	**10**	**8**	**234**
Total capital expenditure	**679**	**730**	**-51**	**4,728**

1 Capital expenditure on property, plant and equipment and intangible assets.
2 Including RWE Trading.

Cash flow statement—key figures

In the first quarter of 2007, cash flows from operating activities amounted to €908 million. This was €427 million less year on year. The main reason was the effects felt in working capital. We accrued more working capital than in the first quarter of last year. Cash flows from investing activities (including cash investments) were €3,028 million higher than proceeds from the disposal of assets and divestitures. Cash flows from financing activities totalled €1,095 million.

Cash flow statement € million	Jan–Mar 2007	Jan–Mar 2006	+/- in %	Jan–Dec 2006
Cash flows from operating activities	908	1,335	-32.0	6,783
Impact of the change in working capital	(-1,206)	(-348)	(-246.6)	(-534)
Cash flows from investing activities	-3,028	-502	-	-2,471
Cash flows from financing activities	1,095	-469	-	-2,948
Effects of changes in foreign currency exchange rates and other changes in value on cash and cash equivalents	-2	-3	33.3	-1
Total net changes in cash and cash equivalents	-1,027	361	-384.5	1,363
Cash flows from operating activities	908	1,335	-32.0	6,783
Minus capital expenditure on property, plant and equipment and intangible assets	-661	-720	-	-4,494
Free cash flow	**247**	**615**	**-59.8**	**2,289**

Cash flows from operating activities, minus capital expenditure on property, plant and equipment, results in free cash flow, which amounted to €247 million—€368 million down on the figure posted in the same quarter last year (€615 million). This is due to the decrease in cash flows from operating activities. Since working capital is usually very volatile, the development of cash flows cannot be extrapolated for the full year.

Net debt € million	03/31/07	12/31/06	+/- in %
Cash and cash equivalents	1,767	2,794	-36.8
Marketable securities	12,819	17,835	-28.1
Other financial assets	2,645	3,473	-23.8
Gross financial assets	**17,231**	**24,102**	**-28.5**
Bonds, notes payable, bank debt, commercial paper	17,854	18,308	-2.5
Other financial debt	1,735	1,074	61.5
Gross financial debt	**19,589**	**19,382**	**1.1**
Net financial debt	**2,358**	**-4,720**	**150.0**
Provisions for pensions and similar obligations	3,844	11,584	-66.8
Net debt	**6,202**	**6,864**	**-9.6**

Net debt further reduced

Net debt, which includes provisions for pensions, was down by some €0.7 billion to €6.2 billion as of March 31, 2007. The main contributing factor was the positive free cash flow. Currency effects and proceeds from divestments reduced our debt by €109 million and €208 million, respectively. The €7.9 billion in funds brought forward via the CTA led to an increase in net financial debt. But this was offset by a decrease in provisions for pensions of nearly the same order. This transaction did not have an impact on net debt.

Employee headcount increases net of one-off effects

As of March 31, 2007, the RWE Group employed 69,443 people (full-time positions), 45% (31,244) of whom worked outside Germany. The workforce expanded by 909 employees, or 1.3%, vis-à-vis December 31, 2006. This growth was primarily driven by the RWE Power and RWE npower Divisions.

Workforce[1]	03/31/07	12/31/06	+/- in %
RWE Power[2]	18,737	18,467	1.5
RWE Energy	28,488	28,418	0.2
RWE npower	12,056	11,624	3.7
Water Division	6,879	6,809	1.0
Other	3,283	3,216	2.1
RWE Group	**69,443**	**68,534**	**1.3**

1 Converted to full-time positions.
2 Including RWE Trading and RWE Dea.

Research and development: improving efficiency and lowering emissions
In the first quarter of 2007, we spent €11 million on research and development (R&D). Improving the efficiency and reducing the emissions of our fossil fuel-fired power plants are the centrepiece of our R&D measures. In this field, we cooperate with partners in plant engineering and the chemical industry. Therefore, the activities are only partially included in our R&D expenditure.

Preparatory work in the run-up to the construction of the world's first large-scale nearly CO_2-free coal-fired power plant with integrated carbon capture and storage is progressing on schedule. Commissioning is slated for 2014. This type of power station will incorporate coal gasification and CO_2 separation. Electricity will be generated in gas and steam turbines. Concurrently, we are developing a method for separating CO_2 from flue gas. This will enable us to reduce emissions over the long term by retrofitting existing power plants with this technology. However, the prerequisite for the implementation of the nearly CO_2-free production of power from coal is a reliable legal and regulatory environment that provides us with the planning security necessary to store carbon dioxide in geological formations.

Another important project involves the construction of a lignite pre-drying unit at our site in Niederaussem, Germany, which we began in 2006. The pilot plant is scheduled to take up commercial operation in 2008. We are confident that the facility will improve the efficiency of lignite-based electricity generation by up to four percentage points.

Work on engineering the "700-degree power plant" is proceeding according to plan. The aim here is also to achieve significant gains in efficiency. Results from the material and power plant component tests are expected to be presented in 2009. Afterwards, we intend to construct a demonstration power plant to provide conclusive evidence of the technology's commercial readiness.

In the field of renewables-based energy, we are concentrating on tapping into new ways to make use of biomass. In May 2007, we commissioned a 700 kW biomass-fired pilot power station in Neurath, Germany. It is capable of supplying electricity to approximately 1,600 homes around the clock. This plant uses 38 metric tons of renewables every day to generate electricity.

These and further R&D projects are described in detail in our 2006 annual report.

Outlook for 2007

Economic research institutes continue to forecast a positive economic trend

Leading economic institutes forecast that world economic growth in 2007 will slow somewhat. However, the positive overall economic trend will continue. Germany, our largest market, is expected to increase real gross domestic product (GDP) by 2.4%, expanding only a little less than in 2006. This is due to increased investment and the continued improvement in consumption. The value-added tax increase will not have much of a negative impact. Research institutes expect the UK's consumption growth to slow over the course of the year. The reduced increase in the value of UK real estate is believed to be the main factor. However, thanks to the positive situation in the corporate sector, the 2.6% growth forecast for real GDP is only marginally down on last year's level. The prognosis for Central Eastern Europe's EU member states is especially favourable. Real GDP generated by these economies is generally anticipated to rise by more than 5%. Conversely, prospects for the USA have worsened. The institutes expect that the growth of US consumption will slow over the course of the year and that real GDP will expand by 2.3%, which is a much lower growth rate than in 2006.

Energy prices remain high

In 2007, the world energy market will continue to be significantly affected by strong demand for raw materials from newly industrializing countries such as India and China. However, production and transport capacity are likely to remain tight. In general, energy markets are subject to sudden influences such as weather conditions and political developments, which are difficult to predict. Oil prices have recently picked up considerably. At the deadline for this report (May 11, 2007), a barrel of Brent crude cost US$66 and was thus close to the average seen in 2006 (US$65). Brent prices for the year as a whole are currently expected to be slightly down year on year. If so, the price of gas should also be lower than the high average recorded in 2006. Hard coal prices are still very high compared with the long-term average. At the beginning of May, a metric ton of hard coal traded at US$72 on the Rotterdam spot market (including freight and insurance). We expect prices to be higher than the average for 2006 (US$64) for the full year as well.

CO_2 emissions trading: collapse in prices for 2007 certificates

In Europe, CO_2 emissions certificates for the current year are expected to continue trading at low prices. They were recently quoted below €1 per metric ton of CO_2. Last year, they averaged €18 per metric ton. According to the market's expectations, carbon dioxide emissions in the first trading period, which will last until the end of 2007, will be completely covered by certificates allocated by European governments. In contrast, a significant reduction in available emissions allowances is expected in the second trading period from 2008 to 2012. On May 11, certificates for 2008 traded at around € 20 per metric ton of CO_2.

Electricity prices reflect tighter supply, high fuel costs and emissions certificate prices.
European electricity prices are expected to remain high over the medium term, as a result of persistently high fuel costs and the continued scarcity of generation capacity on many of Europe's energy markets. Emissions trading will also contribute to this. However, the mild weather and low CO_2 certificate prices in the first trading period will have a dampening effect on short-term spot trading. Electricity prices on the German forward market have been on an upward trend since February 2007. As of May 11, 2007, base-load forward contracts for 2008 traded at € 56 per MWh. UK electricity prices fell far below the level achieved in 2006, after gas prices eased. However, the forward market has been on a slight upward trend since March 2007. In mid-May, the price of a 2008 forward contract was £39 (€57) per MWh of base-load power. The RWE Group has sold forward nearly all of its 2007 electricity production. We have already sold forward a major portion of our 2008 electricity generation as well. In Germany, forward sales currently account for more than 80% of 2008 production.

Group revenue expected to be slightly higher year on year
In 2007, revenue is anticipated to be marginally up on 2006. This and the following forecasts are based on the assumption that we will succeed in selling the majority of American Water by the end of this year. If so, we will disclose the company under "Discontinued operations" in the consolidated financial statements for 2007 and adjust the prior-year figures accordingly (see "Notes on reporting" on page 12). We assume that the pound Sterling-to-euro exchange rate will be £0.70/€. The rise in revenue will be largely driven by electricity price increases, with which we pass through to the customer the rise in procurement costs. The sale of RWE Solutions will eliminate around €750 million in revenue.

Earnings expected to improve
Based on our current perspective, we confirm the earnings outlook for 2007 that we published in our 2006 annual report in February of this year. We are confident that we will succeed in improving all the key figures for our earnings positions compared with 2006. According to our forecast, EBITDA will rise by 5% to 10%. The operating result is expected to grow in the order of 10%.

Earnings trend by division:

RWE Power (including RWE Dea and RWE Trading) is expected to post another marked improvement in its operating result. We anticipate that growth will be in double-digit percentage territory. RWE Power's main driver is the realization of electricity forward contracts concluded in prior years with much-improved prices. RWE Power has already sold most of its 2007 electricity production. However, we also expect burdens. The Biblis nuclear power plant is scheduled to go back on stream in the summer. As a result of the outage, we had to buy electricity on the wholesale market to cover the output we had already sold. Furthermore, we expect to see a rise in costs incurred to carry out measures to increase power plant availability. All in all, we do not anticipate any major additional burdens to arise from the price of coal, gas or CO_2 certificates. We expect that RWE Trading's activities will make a higher contribution to earnings than in 2006. Conversely, we currently anticipate that RWE Dea's operating result will close the fiscal year down on the last one. In February, we expected that this unit would at least match last year's level (€612 million). Now we anticipate that prices will have a more negative effect than we assumed in February, especially on the UK gas market.

RWE Energy (including RWE Gas Midstream) is expected to record a significant year-on-year decrease in its operating result. This is primarily due to regulatory intervention in our German electricity and gas grid fees. Reductions by the German Federal Network Agency effective from the second half of 2006 onwards will have an effect on all twelve months in 2007. Compared with 2006, we expect to see a negative effect on revenue in the amount of approximately €500 million, which will be fully reflected in the operating result. RWE Energy is working on limiting the negative impact on earnings by taking extensive measures to cut costs, concentrating on Germany. However, these measures will partially take effect only in the coming years. We anticipate that the earnings situation in the electricity and gas supply business will remain stable. The obligation to obtain state approval for electricity tariffs for household and commercial customers in Germany will be abolished as of July 1, 2007. This may result in new opportunities, depending on the competitive environment. As regards the Czech gas business, we expect that RWE Transgas will not be able to maintain the high profit margins achieved in 2006. The newly established RWE Gas Midstream will have received all of the activities that are supposed to be transferred to it from other divisions by the end of the year. Therefore, we are currently reporting this company under "Other, consolidation" as part of RWE Energy, whose gas procurement portfolio will be transferred to RWE Gas Midstream.

According to our present forecast, RWE npower will close fiscal 2007 clearly up year on year. We expect a double-digit percent gain, largely driven by the generation business. Here, we will benefit from the substantial improvement in wholesale electricity margins, in part because older power supply contracts with weaker margins have expired. Furthermore, we anticipate that power plant availability will increase significantly, following several unscheduled outages in 2006. Changes in the prices of fuel and CO_2 emissions certificates are not expected to have a big negative impact on the operating result. In the electricity and gas supply business, we anticipate that margins will be under significant pressure in a volatile competitive environment. As of April 30, 2007, we reduced our gas and electricity prices by 16% and 3%, respectively, after competitors lowered their tariffs in light of the drop in gas procurement costs.

We expect net income to decrease substantially. The figure achieved last year benefited from one-off effects such as the sale of Thames Water. The non-operating result is anticipated to improve significantly. Compared with last year, the absence of extensive provisions for reorganizational and personnel measures will have a major effect. This will be contrasted by a decrease in capital gains. We also expect to close the current fiscal year with a marked year-on-year improvement in our financial result. The main contributing factors will be the sale of the water business and the deconsolidation of special funds in connection with the introduction of a contractual trust arrangement. Recurrent net income, i.e. net income adjusted for one-off effects, the yardstick for determining the dividend, is expected to increase further, thanks to the positive organic development. We forecast an increase of about 10%.

Capital expenditure on property, plant and equipment up year on year

We will clearly step up capital expenditure on property, plant and equipment this year. The greatest rise is planned for RWE Power's German power plant business. The construction of a dual lignite block in Neurath, Germany, is the main project. Furthermore, in April, we started building the 875 MW combined-cycle gas turbine power plant in Lingen, Germany. In addition, we intend to commence construction of three planned twin-unit hard coal-fired power plants. The final go-ahead decision has yet to be made. RWE Dea will also increase its capital spending—predominantly on its gas production activities in North Africa and Norway. RWE Energy will maintain its sizeable capex budget. Some 80% of RWE Energy's capex will be earmarked to upgrade and expand our electricity and gas grids. RWE npower will modernize and enlarge its power plant portfolio, which will attract much more spending than in 2006. The main activities are renewable electricity projects and the construction of a combined-cycle gas turbine power station with a net installed capacity of up to 2,000 MW. In sum, we expect that capital expenditure on property, plant and equipment by the RWE Group excluding the Water Division will be in the order of €4 billion in the 2007 fiscal year.

Net debt: further decline expected

By the end of the year, we will have further reduced net debt, which includes our provisions for pensions. We established a general cap of between €22 billion and €24 billion for our net debt. Thanks to the good reputation we have as bond issuer, we always have access to short- and long-term financing. €2.2 billion in bonds come due in the 2007 financial year, which we will redeem using existing funds.

Employee headcount: decrease due to the sale of American Water

In fiscal 2007, we anticipate that our workforce will shrink, particularly as a result of the planned sale of American Water. Excluding this effect, however, we expect the Group's labour force to increase by some 3,000 employees. Significant staff increases will be carried out by RWE npower, partially in order to strengthen its sales activities.

Research and development: budget for environmentally friendly power generation enlarged

Our planned R&D budget for fiscal 2007 is €74 million. Once again, in 2007, measures will centre on improving efficiency and reducing emissions in the power generation business (see page 25). Since we are one of Europe's largest producers of CO_2 emissions, we accord special importance to the development of climate-friendly technologies. This year, we have set aside approximately half our R&D budget for this task. In 2007, the single-most important project will be the construction of a lignite drying pilot facility at our site in Niederaussem, Germany. The planned construction of a nearly CO_2-free power station is expected to have a significant impact on the R&D budget from 2011 onwards. As mentioned earlier, generating electricity from renewables is another area for our R&D activities. Furthermore, we want to secure know-how in the field of nuclear energy and develop it over the long term. This will allow us to keep open the option of making use of this climate-friendly technology in a changing energy industry and social environment.

Risk management

The RWE Group has a groupwide risk management system for the early identification as well as standardized reporting, assessment, control and monitoring of risks. We thus fulfil the requirements of the German Control and Transparency in the Corporate Sector Act (KonTraG). We have formed risk-management boards both at the Group and divisional levels. They are responsible for the risk management system's continued development and establish rules for the risk-management process. The basis for this is provided by a groupwide risk management guideline.

Our risk-management activities are designed to obtain information on risks and their financial impact as early as possible, in order to be able to counteract them with suitable measures. Moreover, the planning and controlling process also aims to identify and make use of opportunities as well as associated earning potential. We evaluate risks according to their probability of occurrence and damage potential and aggregate them at the business unit, divisional and Group levels. The damage potential is defined against the operating result and equity of the business unit concerned and the Group as a whole. We can thus ensure a systematic and uniform analysis of our current risk situation throughout the Group, on the basis of which specific risk-control initiatives can be developed. Our risk reporting scheme is fully integrated in our standardized planning and controlling process. The RWE Group's management and supervisory bodies are regularly informed of the current risk situation. The efficiency and efficacy of our risk management system is monitored internally and verified by the external auditor.

We break down major risks and opportunities into the following categories:

- ***Volatility of commodity and product prices:*** Certain risks and opportunities are inherent above all in our electricity generation business. The latter is significantly influenced by the development of market prices for electricity, fossil fuels—especially hard coal and gas—as well as by the development of the price of CO_2 certificates. A risk arises, e.g., if higher commodity prices cannot be passed on by increasing electricity prices. Opportunities stem from the widening of the spread between electricity prices and prices for fossil fuels. Additional risks and opportunities arise from our oil and gas production operations. Unexpected disadvantageous changes in price in this area are also minimized through the strategic use of derivative hedges. In addition to production, supply operations are also exposed to risks. Such risks arise, e.g., as a result of unexpected fluctuations in demand owing to changes in temperature. Our price risks on purchasing and sales markets are determined using special evaluation models, while taking current forward prices and expected price volatility into account. Among other things, we use financial derivatives to mitigate risks associated with sales and procurement.

Our electricity and gas businesses face price and sales risks as well as marketing opportunities resulting from the deregulation of Europe's electricity and gas markets. We address these risks with differentiated pricing strategies and appropriate marketing policies as well as with effective measures to cut costs.

Our energy trading activities are principally designed to mitigate earnings risks stemming from price fluctuations on energy markets. In this context, our trading business functions as a central platform for hedging commodity price risks throughout the RWE Group. This enables us to create a stable basis of planning for our company. In addition, we conclude trades in order to take strategic advantage of price changes to a limited extent. This leads to risks from unexpected price fluctuations as well as credit risks in the event that counterparties fail to fulfil their contractual obligations. The RWE Group's integrated trading and risk management system for the energy trading business is firmly aligned with best practice as applied to the trading business. Specific benchmarks for price risks are established on a daily basis. The RWE AG Risk Committee sets risk limits that are continuously monitored. Among other things, we use the value-at-risk method to quantify price risks associated with energy trading.

- ***Volatility of financial prices:*** Within the scope of our operations, we are also exposed to currency, interest-rate and share-price risks. Due to our international presence, currency risk management is very important. Sterling and US dollar are our major foreign currencies for two reasons: We conduct commercial transactions in both these currency zones. Furthermore, fuel prices are quoted in these currencies. Group companies are generally obliged to hedge all currency risks via RWE AG. The parent company determines the net financial position for each currency and hedges it with external market partners if necessary. Risks are quantified using the value-at-risk (VaR) method. The Executive Board of RWE AG has established a system that limits risks. At the end of March 2007, the VaR for RWE AG's foreign currency position was €1 million. This and all VaR figures mentioned hereinafter are based on a confidence level of 95% and a holding period of one day.

Interest rate management is also ascribed significant importance. Our interest-rate risks primarily stem from our financial debt and interest-bearing investments. Negative changes in value caused by unexpected interest rate movements are hedged with non-derivative and derivative financial transactions. On March 31, 2007, the VaR for the interest-rate risks associated with our financial debt and associated hedges was €29 million. The VaR from interest-bearing investments including hedges amounted to €19 million. We are also exposed to both risks and opportunities associated with share investments. At the end of March 2007, the VaR for share price risks was €52 million.

Opportunities and risks from changes in the value of securities are controlled by a professional fund management system. The Group's financial transactions are recorded using centralized risk management software and monitored by RWE AG. This enables the balancing of risks across individual companies. Range of action, responsibilities and controls are set forth in internal guidelines to which our Group companies are obliged to adhere.

- ***Creditworthiness of business partners:*** Most of the credit transactions performed by our finance and trading departments are with banks and business partners of good creditworthiness. We mitigate credit risks from these activities by placing limits on transactions and—if necessary—receiving cash collateral. In addition, we conclude credit insurance policies and bank guarantees. Credit risks are monitored daily for energy trading transactions and weekly for finance transactions. In our supply business, we are exposed to credit risks due to the possibility that customers may fail to meet their financial obligations. We mitigate this risk by subjecting our customer portfolio to a regular creditworthiness check on the basis of credit risk guidelines.

- ***Continuity of business activities:*** We operate technologically complex and interconnected production plants all along our value chain. Earnings risks can arise from uninsured damage to our lignite mining equipment, production plants, or power plant components. Risks associated with possible outages caused by the ageing of components in our power stations will increase. Our grid business is exposed to the risk of facilities being destroyed by force majeure such as severe weather conditions. We address these risks through high safety standards as well as regular audit, maintenance and servicing work. As appropriate, insurance policies also limit possible effects of damage.

- ***Regulation:*** The RWE Group's exposure to the constant change in the political, legal and social environment in which it does business can be expected to have an impact on earnings. Lignite and hard coal power plants account for a significant portion of our electricity generation portfolio. This represents a risk due to the EU-wide CO_2 emissions trading system. Risks can arise from changes made to the allocation rules for the second trading period (2008 – 2012) and from unexpected increases in the price of CO_2 certificates. Therefore, CO_2 price risk management is an integral component of our centralized risk-management system. No reliable statements on the details of the international or European CO_2 certificate trading system for the period after 2012 have been made so far. We intend to continue reducing CO_2 emissions and make our power generation portfolio more flexible by investing in power plants in the future. Significant risks exist in our German electricity and gas grid businesses as a result of regulatory intervention, which will continue with the introduction of incentive-based regulation from 2009 onwards. We intend to partially offset some of the negative effects stemming from the enforcement of the German Energy Act by taking measures to cut costs and enhance efficiencies throughout RWE Energy.

  Further risks may arise as a result of the German Federal Cabinet's decision to introduce stricter price abuse regulations. The entry into force of the corresponding law may result in more in-depth investigations conducted by antitrust authorities and intensified litigation. We need to wait until the concrete thrust of such procedures becomes apparent before making a precise assessment of the situation.

- ***Legal procedures:*** RWE Group companies are involved in litigations and arbitration proceedings connected with their operations. However, we do not expect any major negative repercussions from these proceedings on the RWE Group's economic or financial position. Additionally, companies belonging to the RWE Energy Division are directly involved in various procedures with public authorities (including approval procedures) or are directly affected by their results.

Raw materials production and power generation activities might be curtailed by risks arising from approval processes for our opencast mines and nuclear power plants. We prepare our applications for approval with great care and ensure that approval processes are handled competently in order to prevent such risks from arising.

Outside shareholders initiated several legal proceedings to examine the appropriateness of the conversion ratios and the amount of cash paid in compensation in connection with company restructurings pursuant to company law. We are convinced that the conversion ratios and cash compensation calculated on the basis of expert opinions and verified by independent auditing firms are adequate.

A further risk arises from the fact that the German Federal Cartel Office may not fully recognize CO_2 costs in sales prices for industrial customers, which could lead to reimbursement claims or customers withholding partial payments. The arguments put forth by the German Federal Cartel Office ignore the basis on which prices are established on free markets, of which Germany's energy market is one, and the steering effect of the emissions trading system, which is intended by policymakers. RWE is confident that its arguments will prevail in the event of legal proceedings.

In May and December 2006, the EU Commission conducted EU-wide follow-up sector inquiries. Among those affected were companies belonging to the RWE Group in Germany. Subsequently, the EU Commission requested information on specific issues concerning the energy market from RWE, among others, which it will process further.

The EU Commission instigated market-abuse proceedings against RWE at the beginning of May. It suspects access to gas transmission systems has been unjustifiably obstructed in order to safeguard the alleged market-leading position of RWE as a gas supplier. The accusation is being levelled at RWE Gas Transportnetz in particular. The commission makes express reference to the fact that instigation of legal proceedings does not mean that the commission has conclusive proof of any wrongdoing.

We have included additional information on our risk management in our 2006 annual report.

Forward-looking statements

This report contains forward-looking statements with respect to future events related to the RWE Group and its companies as well as economic and political developments. These statements are assessments that we have made based on information currently available to us. In the event that the underlying assumptions prove incorrect or additional risks materialize, actual results may vary materially from the performance expected at present. Therefore, we cannot assume responsibility for the correctness of these statements.

Consolidated Financial Statements (condensed)

*Consolidated Income Statement of the RWE Group**

€ million	Jan–Mar 2007	Jan–Mar 2006
Revenue (including natural gas tax/electricity tax)	**13,359**	**13,236**
Natural gas tax/electricity tax	-460	-456
Revenue	**12,899**	**12,780**
Changes in finished goods and work in progress/other own work capitalized	5	77
Cost of materials	-7,979	-8,574
Staff costs	-1,037	-1,133
Depreciation, amortization, and impairment losses	-577	-607
Other operating result	-564	-619
Income from operating activities of continuing operations	**2,747**	**1,924**
Income from investments accounted for using the equity method	76	95
Other income from investments	16	17
Financial income	941	894
Finance costs	-1,248	-1,429
Income from continuing operations before tax	**2,532**	**1,501**
Taxes on income	-871	-487
Income from continuing operations	**1,661**	**1,014**
Income from discontinued operations		100
Income	**1,661**	**1,114**
Minority interest	-91	-66
Net income/income attributable to RWE AG shareholders	**1,570**	**1,048**
Basic and diluted earnings per common and preferred share in €	**2.79**	**1.86**
of which: from continuing operations in €	(2.79)	(1.68)
of which: from discontinued operations in €		(0.18)

* Prior-year figures adjusted.

Consolidated Balance Sheet of the RWE Group

Assets € million	03/31/07	12/31/06
Non-current assets		
Intangible assets	14,676	14,901
Property, plant and equipment	26,024	26,034
Investment property	222	225
Investments accounted for using the equity method	2,329	2,271
Other non-current financial assets	1,434	1,684
Accounts receivable and other assets	3,152	3,266
Deferred taxes	3,171	3,618
	51,008	**51,999**
Current assets		
Inventories	1,785	2,226
Trade accounts receivable	9,511	8,876
Accounts receivable and other assets	9,314	10,772
Marketable securities	12,028	16,788
Cash and cash equivalents	1,767	2,794
	34,405	**41,456**
	85,413	**93,455**

Equity and Liabilities € million	03/31/07	12/31/06
Equity		
RWE Group interest	15,187	13,439
Minority interest	740	672
	15,927	**14,111**
Non-current liabilities		
Provisions	20,885	28,632
Financial liabilities	15,523	15,672
Other liabilities	4,849	5,021
Deferred taxes	3,242	3,077
	44,499	**52,402**
Current liabilities		
Provisions	5,399	5,434
Financial liabilities	4,066	3,710
Trade accounts payable	6,968	8,148
Other liabilities	8,554	9,650
	24,987	**26,942**
	85,413	**93,455**

*Consolidated Cash Flow Statement of the RWE Group**

€ million	Jan – Mar 2007	Jan – Mar 2006
Income	1,661	1,114
Depreciation, amortization, impairment losses, write-backs	577	714
Changes in provisions	-251	1
Deferred taxes/non-cash income and expenses/ income from disposal of non-current assets and marketable securities	127	-146
Changes in working capital	-1,206	-348
Cash flows from operating activities	**908**	**1,335**
Capital expenditure on non-current assets	-679	-730
Proceeds from sale of assets	208	290
Changes in marketable securities and cash investments	-2,557	-62
Cash flows from investing activities	**-3,028**	**-502**
Cash flows from financing activities	**1,095**	**-469**
Net cash change in cash and cash equivalents	-1,025	364
Effects of changes in foreign exchange rates and other changes in value on cash and cash equivalents	-2	-3
Net change in cash and cash equivalents	**-1,027**	**361**
Cash and cash equivalents at beginning of reporting period	2,794	1,431
Cash and cash equivalents at end of reporting period	**1,767**	**1,792**

* Prior-year figures adjusted.

Consolidated Statement of Changes in Equity of the RWE Group

€ million	**RWE Group interest**	Minority interest	**Total**
Balance at 12/31/05	**11,431**	**926**	**12,357**
Dividends paid		-39	-39
Other comprehensive income/other	-108	-193	-301
Income	1,048	66	1,114
Balance at 03/31/06	**12,371**	**760**	**13,131**
Balance at 12/31/06	**13,439**	**672**	**14,111**
Dividends paid		-47	-47
Other comprehensive income/other	178	24	202
Income	1,570	91	1,661
Balance at 03/31/07	**15,187**	**740**	**15,927**

Notes

Accounting policies

The interim report for the period ended March 31, 2007, was prepared in accordance with the International Financial Reporting Standards (IFRSs) applicable in the EU.

With the exception of the new rules described below, this interim report was prepared using the accounting policies applied in the consolidated financial statements for fiscal 2006. For further information, please see the consolidated financial statements for the period ended December 31, 2006, which provide the basis for this interim report. In line with IAS 34, the scope of reporting for the presentation of the consolidated financial statements of RWE AG for the period ended March 31, 2007, was condensed compared with the scope applied to the consolidated financial statements for the full year.

The interest rates as per December 31, 2006, have been used for pension provisions, provisions for nuclear waste disposal, and provisions for mining.

Changes in accounting policies

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have approved a number of changes to the existing IFRSs and adopted several new Standards and Interpretations, which must be applied by the RWE Group from fiscal 2007 onwards:

IFRS 7 "Financial Instruments: Disclosures" combines and expands disclosures of financial instruments previously required under IAS 32 and those previously required under IAS 30 only for banks and similar financial institutions. IFRS 7 will be effective across all industries in the future. In connection with the publication of IFRS 7, IAS 1 was amended to add requirements for disclosures about capital management. The first-time application of IFRS 7 will result in additional disclosures in the notes to the RWE Group's consolidated financial statements for the 2007 financial year.

IFRIC 7 "Applying the Restatement Approach under IAS 29 'Financial Reporting in Hyperinflationary Economies'" clarifies certain issues related to the application of IAS 29 for cases in which the country, the currency of which is the functional currency of the reporting enterprise, becomes a hyperinflationary country. The first-time application of IFRIC 7 has no material impact on the RWE Group's consolidated financial statements.

IFRIC 8 "Scope of IFRS 2" clarifies the applicability of IFRS 2 "Share-based Payment" to agreements, in which the reporting company makes share-based payments for apparently nil or inadequate consideration. The first-time application of IFRIC 8 has no material impact on the RWE Group's consolidated financial statements.

IFRIC 9 "Reassessment of Embedded Derivatives" addresses whether a contract must be assessed only upon inception or whether it must be reassessed throughout its life if there is an embedded derivative as per IAS 39 "Financial Instruments: Recognition and Measurement." The first-time application of IFRIC 9 has no material impact on the RWE Group's consolidated financial statements.

New accounting policies

IASB and IFRIC have adopted further standards and interpretations, which are not yet effective. These IFRSs can only be applied if they are endorsed by the EU, which is still pending in some cases.

IFRS 8 "Operating Segments" contains new regulations on the presentation of segment reporting. Pursuant to IFRS 8, segment reporting is to be prepared according to the "management approach." This means that the definition of segments and the disclosures for these segments are based on the information which is used internally by management in deciding how to allocate resources and in assessing the performance of the divisions. IFRS 8 becomes effective for the first time for fiscal years starting on or after January 1, 2009. The first-time application of IFRS 8 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IAS 23 (2007) "Borrowing Costs": By revising IAS 23, the IASB abolished the options for the treatment of borrowing costs directly incurred in connection with the acquisition, construction or production of qualified assets. In the future, these borrowing costs must be assigned to the asset's costs and capitalized. IAS 23 (2007) becomes effective for fiscal years starting on or after January 1, 2009. The impact of the application of the new rules on the RWE Group's consolidated financial statements is currently being assessed.

IFRIC 10 "Interim Financial Reporting and Impairment" applies to the interaction of the regulations of IAS 34 on Interim Financial Reporting and the regulations of IAS 36 and IAS 39 on the reversal of impairment losses with regard to certain assets. The Interpretation makes it clear that impairments recognized for these assets in interim reports may not be reversed in the annual financial statements. While IFRIC 10 becomes effective for fiscal years starting on or after November 1, 2006, the interpretation has not yet been endorsed by the EU. The first-time application of IFRIC 10 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 11 "IFRS 2 Group and Treasury Share Transactions" provides guidance on how to apply IFRS 2 to share-based payments involving a company's own equity instruments or equity instruments of a company from the same group. This Interpretation becomes effective for the first time for fiscal years starting on or after March 1, 2007. The first-time application of IFRIC 11 is not expected to have a material impact on the RWE Group's consolidated financial statements.

IFRIC 12 "Service Concession Arrangements" governs the accounting for arrangements in which a public agency concludes a contract with a private company for the supply of public services. In order to provide these services, the private company uses infrastructure which remains under public control. The private company is responsible for the construction, operation and maintenance related to the infrastructure. This Interpretation becomes effective for the first time for fiscal years starting on or after January 1, 2008. The impact of the first-time application of IFRIC 12 on the RWE Group's consolidated financial statements is currently being reviewed.

Scope of consolidation

In addition to RWE AG, the consolidated financial statements contain all material German and foreign companies which RWE AG controls directly or indirectly. Principal associates and joint ventures are accounted for using the equity method.

The scope of consolidation is as follows:

	03/31/07	12/31/06
Fully consolidated companies	345	337
Investments accounted for using the equity method	96	96

Discontinued operations

As per contract dated October 16, 2006, RWE sold its UK water business to Kemble Water Limited, a consortium led by Macquarie's European Infrastructure Funds. Consequently, RWE Thames Water plc, which was previously reported in the Water Division, is reported as a discontinued operation for the previous year. The following tables present key figures for RWE Thames Water. In accordance with IFRS 5, the prior-year figures in the income statement have been adjusted; the prior-year figures in the cash flow statement, however, have not been adjusted.

Closing of the sale of RWE Umwelt to Remondis in fiscal 2005 resulted in supplementary payments in 2006, which are reported as income from discontinued operations amounting to €17 million after taxes.

Key figures for RWE Thames Water € million	Jan - Mar 2006
Revenue	571
Expenses/income	-463
Ordinary income from discontinued operations before tax	108
Taxes on income	-25
Income from discontinued operations	83

€ million	Jan - Mar 2006
Cash flows from operating activities	114
Cash flows from investing activities	-20
Cash flows from financing activities	-159

Revenue

Revenue generated by energy trading operations is stated as net figures. This means that revenue only reflects realized gross margins.

Research and development costs

In the first quarter of 2007, research and development costs totalled €11 million (first quarter of 2006: €14 million).

Intangible assets

As was the case last year, intangible assets include €1,270 million in goodwill from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Own shares

In the first quarter of 2007, RWE Group companies bought 3,036 common shares on the capital market at an average cost of €81.36 per share. They account for €7,772.16 of the Corporation's share capital (0.01‰ of subscribed capital). Employees of RWE AG and its subsidiaries received a total of 1,576 common shares at an average price of €52.81 per share within the scope of capital formation schemes and 1,460 common shares at an average price of €60.09 on the occasion of service anniversaries. Aggregate proceeds amounted to €170,959.96. Differences to the purchase price were recognized in the income statement.

Stock option plans

Contingent capital in the amount of €51,200,000 is available to offer subscription rights to common shares in the name of the bearer to members of the Executive Board as well as to other executives of RWE AG and subordinate affiliates.

Pursuant to the resolution passed by the Annual General Meeting on April 13, 2006, the Executive Board was authorized to purchase shares of any class in RWE totalling up to 10% of the Corporation's share capital until October 12, 2007. This resolution is superseded by the resolution passed by the Annual General Meeting on April 18, 2007, which authorizes the Executive Board to purchase shares of any class in RWE totalling up to 10% of the Corporation's share capital until October 17, 2008. In addition, the Executive Board was authorized to purchase these shares by exercising put or call options.

Detailed information was provided on groupwide share-based payment plans for executive staff at RWE AG and at subsidiaries in the financial statements for the period ended December 31, 2006.

In the first quarter of 2007, another tranche was issued within the framework of the Long Term Incentive Plan for executive staff ("Beat").

Dividend distribution

RWE AG's April 18, 2007, Annual General Meeting decided to pay the proposed dividend of €3.50 per common and preferred share for fiscal 2006.

Provisions

At the end of March 2007, €7,856 million in assets were transferred to the trust RWE Pensionstreuhand e.V. to finance parts of the corporate pension plan via a contractual trust arrangement (CTA). Since the transferred assets are classified as plan assets as defined by IAS 19, provisions for pensions and similar obligations were netted out against the transferred assets as of March 31, 2007. As a result, provisions for pensions and similar obligations declined by €7,768 million, and the net plan assets stated under other assets increased by €88 million. Since this was a non-cash transaction, it did not have an impact on the cash flow statement.

Other liabilities

Other liabilities include €775 million (previous year: €777 million) in non-current and, as in the previous year, €1,159 million in current redemption liabilities from put options and forward purchases of minority interests that are recognized in accordance with IAS 32.

Earnings per share

		Jan – Mar 2007	Jan – Mar 2006
Net income	€ million	1,570	1,048
Number of shares outstanding (weighted average)	thousands	562,405	562,405
Basic and diluted earnings per common and preferred share	**in €**	**2.79**	**1.86**

When determining diluted earnings per share, stock options issued by RWE as part of the stock option programmes are taken into account if they are dilutive. The earnings per share are the same for both common and preferred shares.

Contingent liabilities

Contingent liabilities principally relate to commitments ensuing from surety bonds. Compared to December 31, 2006, they decreased by €4 million to €44 million.

Related party disclosures

The RWE Group classifies associated companies as related companies. In the first quarter of 2007, transactions concluded with material related companies generated €177 million in income and €24 million in expenses. As of March 31, 2007, accounts receivable amounted to €778 million, and accounts payable totalled €22 million.

All business transactions are concluded at arms length conditions and do not generally differ from those concluded with other companies.

The RWE Group did not conclude or carry out any material transactions with related persons.

Reconciliation to the operating result

Reconciliation of income from operating activities to the operating result € million	Jan–Mar 2007	Jan–Mar 2006
Income from operating activities of continuing operations	2,747	1,924
+ Income from investments	92	112
- Non-operating result	-23	56
Operating result	**2,816**	**2,092**

The reconciliation addresses the following points:

- Income from investments includes all expenses and income that have arisen in connection with operating investments. Income from investments thus is an integral part of the Group's operating activity.
- Income and expenses that are unusual from an economic perspective, or are the result of exceptional events, prejudice the assessment of operating activities. They are reclassified to the non-operating result.

Reconciliation of EBITDA to the operating result € million	Jan–Mar 2007	Jan–Mar 2006
EBITDA	3,216	2,500
- Operating depreciation and amortization	-492	-519
EBIT	2,724	1,981
+ Income from operating investment	92	111
Operating result	**2,816**	**2,092**

Events after the balance-sheet date

Information on events after the balance-sheet date is presented in the review of operations.

Supervisory Board

Dr. Thomas R. Fischer
Chairman

Frank Bsirske
Deputy Chairman

Dr. Paul Achleitner

Sven Bergelin

Werner Bischoff

Carl-Ludwig von Boehm-Bezing

Heinz Büchel

Dieter Faust

Simone Haupt

Heinz-Eberhard Holl

Dr. Gerhard Langemeyer

Dagmar Mühlenfeld

Erich Reichertz

Dr. Wolfgang Reiniger

Günter Reppien

Dagmar Schmeer

Dr. Manfred Schneider

Prof. Dr. Ekkehard D. Schulz

Uwe Tigges

Prof. Karel Van Miert

Executive Board

Harry Roels
Chairman

Berthold Bonekamp

Alwin Fitting

Dr. Ulrich Jobs
- since April 1, 2007 -

Dr. Rolf Pohlig
- since January 1, 2007 -

Dr. Klaus Sturany
- until April 30, 2007 -

Jan Zilius
- until April 30, 2007 -

*Financial Calendar 2007/2008**

08/09/2007 Interim report for the first half of 2007
- Press conference
- Analyst conference

11/14/2007 Interim report for the first three quarters of 2007 with analyst conference call

02/22/2008 Annual report for fiscal 2007
- Press conference
- Analyst conference

04/17/2008 Annual General Meeting

04/18/2008 Ex-dividend date

05/15/2008 Interim report for the first quarter of 2008 with analyst conference call

08/14/2008 Interim report for the first half of 2008
- Press conference
- Analyst conference

11/11/2008 Interim report for the first three quarters of 2008 with analyst conference call

"RWE, the Energy-Efficiency Company"
This is the motto under which the RWE Group is acting as a responsible corporate citizen by making a concerted commitment to improving energy efficiency. RWE is thus making a clear pledge to sustainable climate protection, long-term supply security, and tangible cost reductions for consumers. To this end, RWE is making significant investments to provide extensive information and tailor-made consulting services to consumers and energy-savings solutions to commercial customers, as well as to improve the efficiency of its in-house electricity generation and power transmission businesses.

This is a translation of the German interim report. In case of divergence from the German version, the German version shall prevail.

* All events will be broadcasted live on the Internet and can thus be followed by the public at large, investors and analysts simultaneously. We will keep the recordings on our website for at least three months.



RWE Aktiengesellschaft

Opernplatz 1
45128 Essen
Germany

T +49 201 12-00
F +49 201 12-15199
I www.rwe.com

Investor Relations

T +49 201 12-15025
F +49 201 12-15265
E invest@rwe.com

Private investors are welcome to call our Investor Relations hotline:

T +49 1801 451280


Energy Efficiency
is our business
RWE

END